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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
QUEPASA Corporation

Full Name of Registrant
N/A

Former Name if Applicable
7550 E. Redfield Road, Suite A

Address of Principal Executive Office (Street and Number)
Scottsdale, AZ 85260

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed in the Form 8-K filed on October 22, 2007, on October 17, 2007, the management of Quepasa Corporation (the “Company”) determined that restatements of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006 and for the interim periods ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, and June 30, 2000 were necessary. On October 29, 2007, the Company filed its Form 10-KSB/A for the fiscal year ended December 31, 2006, which included the restatements of the consolidated financial information for the year ended December 31, 2006, and the unaudited selected quarterly financial information for the interim periods ended March 31, 2006, June 30, 2006, and September 30, 2006. However, the Company is still in the process of preparing its restated consolidated financial information for the Form 10-QSBs for the interim periods ended March 31, 2007 and June 30, 2007, which, once finalized, could impact the consolidated financial information in the Form 10-QSB for the period ended September 30, 2007.

The Company currently expects to file the restated Form 10-QSBs for the periods ended March 31, 2007 and June 30, 2007, as promptly as practicable and, in any event, by November 16, 2007. Accordingly, the Company is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2007, by November 14, 2007, the prescribed due date, without unreasonable effort or expense, due to its review, with its new independent registered public accounting firm, of its Form 10-QSB for the period ended September 30, 2007. The Company expects to file its Form 10-QSB for the period ended September 30, 2007, as promptly as practicable and, in any event, no later than the fifth calendar day (November 19, 2007) following the date on which the Form 10-QSB was due (November 14, 2007).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Matte	480	348-2665
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

As noted above, on October 22, 2007, the company filed a form 8-K related to the non-reliance on previously issued Financials Statements.

The Company determined that restatements of the Company’s consolidated financial statements for the fiscal year ended December 31, 2006 and for the interim periods ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007 and June 30, 2007 were necessary. On October 29, 2007, the Company filed its Form 10-KSB/A for the fiscal year ended December 31, 2006, which included the restatements of the consolidated financial information for the year ended December 31, 2006, and the unaudited selected quarterly financial information for the interim periods ended March 31, 2006, June 30, 2006, and September 30, 2006. However, the Company is still in the process of preparing its restated consolidated financial information for the Form 10-QSBs for the interim periods ended March 31, 2007 and June 30, 2007. Accordingly, the announced financial results for the first and second quarter of fiscal 2007, should not be relied upon and are subject to change to reflect any necessary corrections or adjustments, that are identified prior to the time the company completes the restatement and finalizes the financial statements for those periods.

The restatements described above relate to errors associated with the Company’s valuation of certain warrant and stock option awards granted in 2006 and 2007. Upon review of the assumptions applied in the Black-Scholes option pricing models used to value these warrant and stock option awards, the Company determined that errors existed in the calculation of the expected volatility rates and expected terms. These errors will result in an increase in operating expenses and additional paid-in capital for all periods referred to above. In addition, the Company determined that the resulting expense recognized for stock options granted during 2007 were classified improperly among operating expense line items in its consolidated interim financial information. Further, these errors resulted in increases in the Company’s net loss and loss per share of $1,969,821 and $0.25, respectively, during the period ended March 31, 2006, $118,754 and $0.01, respectively, during the period ended June 30, 2006, $57,046 and $0.01, respectively, during the period ended September 30, 2006, $49,267 and $0.00, respectively, during the period ended March 31, 2007, and $28,173 and $0.00, respectively, during the period ended June 30, 2007. The restatements have no impact on the Company’s cash flows from operating, investing, or financing activities.

The Company currently expects to file the restated Form 10-QSBs for the periods ended March 31, 2007 and June 30, 2007, as promptly as practicable and, in any event, by November 16, 2007. Further, the Company expects to file its Form 10-QSB for the period ended September 30, 2007, as promptly as practicable and, in any event, no later than November 19, 2007. While the Company expects to report the estimated impacts described above, there can be no assurance that the final adjustments that are made as part of the restatement will not differ materially from these estimates.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUEPASA Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2007	By	/s/ Michael D. Matte

Michael D. Matte
Executive Vice President and Chief Financial Officer